Exhibit 99.1

Akanda Bolsters Leadership Team to Scale Medical Cannabis Platform Across Europe

Tom Flow Named Chief Operating Officer and Steven George Named Commercial Director

The Company announced that it has appointed Steven George to the role of Commercial Director of Akanda

The Company announced that it has appointed Tom Flow to the role of Chief Operating Officer of Akanda and Managing Director of Holigen

London, August 24, 2022: International medical cannabis platform company Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN) today announced that it has appointed Tom Flow to the role of Chief Operating Officer of Akanda and Managing Director of Holigen, and Steven George to the role of Commercial Director, effective September 1, 2022. The Company believes that these two hires will enhance its leadership direction and boost profitability across the European medical cannabis market.

Mr. Flow is an accomplished global business leader with over 15 years of direct cannabis industry experience with an emphasis on facility design and operations, including multiple large scale EU GMP certified cultivation facilities. He is the co-founder of a number of cannabis companies during this time, namely MedReleaf Corp. which was subsequently sold to Aurora Cannabis (ACB-NASDAQ) in a transaction valued at C$3.2 billion, The Flowr Corporation (“Flowr”) (FLWR-TSXV) where he held executive roles including CEO, COO, President and Managing Partner, and Holigen Limited which the Company acquired from Flowr in May 2022.

Mr. George joins Akanda with extensive experience in the financial services and cannabis sectors. After beginning his career in business development roles within financial services, in 2017, he moved to Portugal to obtain his MBA and started working in the European cannabis industry the following year. In that time, he served as both Iberian Country Manager and European Alliance Manager at Tilray (TLRY-NASDAQ), where his accomplishments included Tilray receiving the first ACM (marketing approval) for a cannabis dried flower in Portugal during his tenure and managing the first medical cannabis exports out of Portugal to Europe and Israel. In July 2021, Mr. George left Tilray and started offering independent advisory services to cannabis clients across the European region.

“Adding proven and elite global cannabis executives like Tom and Steven is an important milestone for Akanda, expanding our capabilities and growing our leadership as we scale. This begins with maximising our combined 10 metric tonne (22,000 lbs) annual cultivation and processing capacity at our EU GMP certified indoor premium cultivation facility in Sintra, Portugal. And, we will also focus on commercially igniting our 180 acre GACP outdoor and greenhouse site at Aljustrel, Portugal, which has over 100 metric tonnes (220,000 lbs) of annual cultivation capacity,” said Tej Virk, Chief Executive Officer at Akanda. “These hires are illustrative of the ongoing work we’re doing to build the best team possible to engage Europe’s rapidly growing cannabis market. Tom is renowned for his operational prowess, having built and scaled indoor premium cannabis cultivation businesses in both Canada and Portugal. Steven, meanwhile, is a commercial pioneer in Europe and will help us accelerate our path to profitability. We have the in-house capability to take a leading position in the existing European medical cannabis market, with an eye to participate in the adult-use market when it opens up.”

Both Mr. Flow and Mr. George will be based in offices at Akanda’s indoor premium cultivation facility in Sintra, Portugal.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa; Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; and CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK, and other leading distributors of medical cannabis in Germany.

Connect with Akanda: Website | LinkedIn | Twitter | Instagram

Investor Contact

Matt Chesler, CFA

FNK IR

ir@akandacorp.com

Media Contact

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

2